Exhibit 99.2

EXPLANATORY NOTE

Studio City Investments Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2022

This quarterly report provides Studio City Investments Limited’s (“Studio City Investments”) unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2022, together with the related information. Studio City Investments is the parent guarantor of the 2027 Studio City Company Notes (as defined below).

Studio City Investments Limited

Report for the Second Quarter of 2022

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
GLOSSARY	7
EXCHANGE RATE INFORMATION	9
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.7 million) revolving credit facility and a HK$1.0 million (approximately US$0.1 million) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•

“2024 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2024 Studio City Finance Notes to Studio City Investments, and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•

“2024 Studio City Finance Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by Studio City Finance on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•

“2024 Studio City Finance Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2024 Studio City Finance Notes, which commenced and settled in January 2021;

•	“2025 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2025 Studio City Finance Notes to Studio City Investments;

•	“2025 Studio City Finance Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•	“2027 Studio City Company Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2028 Studio City Finance Notes to Studio City Investments;

•	“2028 Studio City Finance Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.7 million) revolving credit facility and a HK$1.0 million (approximately US$0.1 million) term loan facility;

•

“2029 Intercompany Notes” refers to, collectively, the loan by Studio City Finance of the proceeds of the First 2029 Studio City Finance Notes to Studio City Investments (the “First 2029 Intercompany Note”) and the loan by Studio City Finance of the proceeds of the Additional 2029 Studio City Finance Notes to Studio City Investments (the “Additional 2029 Intercompany Note”);

•

“2029 Studio City Finance Notes” refers to the US$1.10 billion aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 (the “First 2029 Studio City Finance Notes”) and US$350.0 million in aggregate principal amount was issued on May 20, 2021 (the “Additional 2029 Studio City Finance Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

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“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to our direct parent, Studio City Finance Limited, a company incorporated in the British Virgin Islands;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) growth of the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.847507 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.082898 to US$1.00.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2021. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of hospitality facilities and services in Macau. In the second quarter of 2022, Studio City Casino had an average of approximately 277 gaming tables and 717 gaming machines in operation. The mass market focus of Studio City Casino is currently complemented with VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor water park. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 27,000 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2028 Studio City Senior Secured Credit Facility, the 2025 Studio City Finance Notes, the 2027 Studio City Company Notes, the 2028 Studio City Finance Notes or the 2029 Studio City Finance Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

The further development of Studio City is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, the remaining project will also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of June 30, 2022, we have incurred approximately US$920.8 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.2 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market volatility and a contraction of liquidity in the global credit markets caused by the global COVID-19 outbreak and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. The recent sell-off in Chinese bonds has negatively impacted the market for high yield bonds of the Macau gaming operators as well as issuers in other sectors connected with the PRC. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing or equity financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by June 30, 2023. There is no guarantee that we will complete the development of the remaining land of Studio City by the deadline, and a number of factors could affect our construction schedule including, among others, delays resulting from the COVID-19 outbreak, world-wide supply chain disruptions and constraints or inclement weather. Any further extension of the development period for the remaining project at Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Three Months Ended June 30, 2022 Compared to Three Months Ended June 30, 2021

Total operating revenues for the second quarter of 2022 were negative US$1.9 million, compared to total operating revenues of US$31.2 million in the second quarter of 2021. The change was primarily attributable to heightened border restrictions in Macau and mainland China related to COVID-19 which led to a decrease in revenue from casino contract and lower non-gaming revenues.

Net loss attributable to Studio City Investments Limited for the second quarter of 2022 was US$97.9 million compared with net loss attributable to Studio City Investments Limited of US$67.6 million in the second quarter of 2021, primarily due to the decrease in revenue from casino contract and lower non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$34.6 million and US$106.1 million for the second quarters of 2022 and 2021, respectively.

Studio City Casino’s rolling chip volume was US$104.1 million in the second quarter of 2022 versus US$386.1 million in the second quarter of 2021. The rolling chip win rate was 5.33% in the second quarter of 2022 versus 4.01% in the second quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$93.2 million in the second quarter of 2022, compared with US$319.7 million in the second quarter of 2021. The mass market table games hold percentage was 25.7% in the second quarter of 2022, compared to 25.8% in the second quarter of 2021.

Gaming machine handle for the second quarter of 2022 was US$201.7 million, compared with US$299.4 million in the second quarter of 2021. The gaming machine win rate was 2.5% in the second quarter of 2022, compared to 2.7% in the second quarter of 2021.

Certain revenues of the Company were previously captioned as revenue from provision of gaming related services and are now captioned as revenue from casino contract as a result of the amendments made to the Studio City Casino Agreement for the operation of the Studio City Casino announced on June 23, 2022. The change in the revenue caption does not impact the revenue recognition policy and figures are comparable to prior periods.

Revenue from casino contract was negative US$17.4 million for the second quarter of 2022, compared with revenue from casino contract of US$1.8 million for the second quarter of 2021. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator.

Total non-gaming revenues at Studio City for the second quarter of 2022 were US$15.5 million, compared with US$29.4 million for the second quarter of 2021.

Total net non-operating expenses for the second quarter of 2022 were US$26.9 million, which mainly included interest expenses of US$25.6 million, net of amounts capitalized, compared to total net non-operating expenses of US$23.5 million for the second quarter of 2021, which mainly included interest expenses of US$22.0 million, net of amounts capitalized.

Depreciation and amortization costs of US$30.5 million were recorded in the second quarter of 2022, of which US$0.8 million was related to the amortization expense for the land use right, compared to depreciation and amortization costs of US$30.7 million for the second quarter of 2021, of which US$0.8 million was related to the amortization expense for the land use right.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

For the six months ended June 30, 2022, our total operating revenues were US$10.1 million, a decrease of US$49.6 million from US$59.7 million of total operating revenues for the six months ended June 30, 2021. The change was primarily attributable to heightened border restrictions in Macau and mainland China related to COVID-19 which led to a decrease in revenue from casino contract and lower non-gaming revenues in the six months ended June 30, 2022.

Net loss attributable to Studio City Investments Limited for the six months ended June 30, 2022 was US$186.3 million, compared with net loss attributable to Studio City Investments Limited of US$139.1 million for the six months ended June 30, 2021, primarily due to the decrease in revenue from casino contract and lower non-gaming revenues in the six months ended June 30, 2022.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of June 30, 2022, we held cash and cash equivalents of US$800.0 million and restricted cash of US$0.1 million. Further, the HK$233.0 million (equivalent to approximately US$29.7 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility was available for future drawdown as of June 30, 2022, subject to certain conditions precedent.

In March 2022, SCI completed a US$300 million private placement of shares. Studio City Finance, the shareholder of Studio City Investments, contributed US$290.0 million to Studio City Investments as a capital contribution from the net proceeds of such private placement of shares in April 2022.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

	(In thousands of US$)
Net cash (used in) provided by operating activities	$(23,752)	$1,150	$(78,617)	$(62,873)
Net cash used in investing activities	$(87,555)	$(355,476)	$(249,455)	$(439,592)
Net cash provided by financing activities	$289,205	$352,321	$634,574	$471,047
Effect of exchange rate on cash, cash equivalents and restricted cash	$(1,264)	$953	$(3,103)	$(753)

Increase (decrease) in cash, cash equivalents and restricted cash	$176,634	$(1,052)	$303,399	$(32,171)
Cash, cash equivalents and restricted cash at beginning of period	$623,462	$540,624	$496,697	$571,743

Cash, cash equivalents and restricted cash at end of period	$800,096	$539,572	$800,096	$539,572

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash used in operating activities was US$23.8 million for the three months ended June 30, 2022, compared to net cash provided by operating activities of US$1.2 million for the three months ended June 30, 2021. Net cash used in operating activities was US$78.6 million for the six months ended June 30, 2022, compared to net cash used in operating activities of US$62.9 million for the six months ended June 30, 2021. Both changes were primarily due to softer performance of Studio City’s operations as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$87.6 million for the three months ended June 30, 2022, compared to net cash used in investing activities of US$355.5 million for the three months ended June 30, 2021. The change was primarily due to the placement of bank deposits with original maturities over three months for the three months ended June 30, 2021, partially offset by an increase in payments for the acquisition of property and equipment.

Net cash used in investing activities of US$87.6 million for the three months ended June 30, 2022 was primarily attributable to payments for the acquisition of property and equipment of US$87.2 million.

Net cash used in investing activities of US$355.5 million for the three months ended June 30, 2021 mainly included the placement of bank deposits with original maturities over three months of US$278.7 million and payments for the acquisition of property and equipment of US$75.2 million.

Net cash used in investing activities was US$249.5 million for the six months ended June 30, 2022, compared to net cash used in investing activities of US$439.6 million for the six months ended June 30, 2021. The change was primarily due to the placement of bank deposits with original maturities over three months for the six months ended June 30, 2021, partially offset by an increase in payments for the acquisition of property and equipment.

Net cash used in investing activities of US$249.5 million for the six months ended June 30, 2022 mainly included payments for the acquisition of property and equipment of US$248.7 million.

Net cash used in investing activities of US$439.6 million for the six months ended June 30, 2021 mainly included the placement of bank deposits with original maturities over three months of US$278.7 million and payments for the acquisition of property and equipment of US$159.1 million.

Financing Activities

Net cash provided by financing activities amounted to US$289.2 million for the three months ended June 30, 2022, which represented a capital contribution from shareholder of US$290.0 million, partially offset by payments of deferred financing costs of US$0.8 million.

Net cash provided by financing activities of US$352.3 million for the three months ended June 30, 2021 represented the proceeds from the drawdown of the Additional 2029 Intercompany Notes of US$352.4 million, which were advanced from an affiliated company, partially offset by payments of deferred financing costs of US$0.1 million.

Net cash provided by financing activities amounted to US$634.6 million for the six months ended June 30, 2022, which represented proceeds from the issuance of the 2027 Studio City Company Notes in the aggregate principal amount of US$350.0 million and a capital contribution from shareholder of US$290.0 million, partially offset by the payments of deferred financing costs of US$5.4 million.

Net cash provided by financing activities of US$471.0 million for the six months ended June 30, 2021 was primarily attributable to the proceeds from the drawdown of the 2029 Intercompany Notes of US$1,071.1 million, which were advanced from an affiliated company at discounted price of 97.375%, partially offset by the repayment of the 2024 Intercompany Notes of US$600.0 million.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of June 30, 2022:

As of June 30, 2022
(in thousands of US$)
2025 Intercompany Notes	$500,000
2028 Intercompany Notes	$500,000
2029 Intercompany Notes	$1,100,000
2027 Studio City Company Notes	$350,000
2028 Studio City Senior Secured Credit Facility	$127

$2,450,127

There was no change in our gross indebtedness as of June 30, 2022 compared to March 31, 2022.

Recent Developments

Gaming Law Developments

On June 22, 2022, Law 7/2022 which amends the Gaming Law (Law 16/2001) was published in the Macau Official Gazette, coming into force on June 23, 2022. The principal changes under the amended Gaming Law include increasing the maximum number of gaming concessions to six from three (but prohibiting subconcessions); decreasing the maximum term of a gaming concession from no more than 20 years to no more than ten years, which may exceptionally be extended by dispatch of the Chief Executive of Macau one or more times up to three years (from the five year extension under the prior version of the gaming law); increasing the required registered share capital of concessionaires from MOP200 million (equivalent to approximately US$24.7 million) to MOP5 billion (equivalent to approximately US$618.6 million); the introduction of a requirement that, subject to certain exceptions, the operation of games of chance must take place on premises that are either owned by the concessionaires, which was not a requirement under the prior gaming law, (with such premises to revert to the Macau government without compensation upon the expiration of the concession or earlier termination) or owned by the Macau government and granted for use by the concessionaires for a fee to be determined by the Macau government; and the introduction of a new special premium to be paid (in addition to the annual premium) if the actual gross gaming revenue of gaming tables and electronic gaming machines does not reach a set minimum limit to be determined by dispatch of the Chief Executive of Macau. The amended provisions of the Gaming Law do not affect the current concession or subconcession contracts for the operation of games of chance in casinos, which continue to be governed by the prior version of the Gaming Law until the end of the term of the concession or subconcession contracts.

On June 23, 2022, the Gaming Operator and Studio City Developments Limited, the subsidiary of the Company holding the land lease rights for the property on which Studio City Casino is located (“Studio City Developments”), executed an undertaking in favor of the Macau government pursuant to which the Gaming Operator and Studio City Developments committed to sign the documents required by the Macau government so that the gaming areas and gaming support areas of the Studio City Casino, in accordance with Macau law, reverts to the Macau SAR, without compensation and free and clear from any charges or encumbrances at the expiration of the Gaming Operator’s subconcession. The final terms of such reversion are subject to the execution of a reversion deed or similar instrument in favor of the Macau government. The Gaming Operator and Studio City Entertainment Limited, a subsidiary of the Company, have also amended the agreement under which the Gaming Operator operates the Studio City Casino to align such agreement with the newly enacted amendments to the gaming law in Macau. In addition, certain conditions imposed by the Macau government relating to the previously existing agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of Studio City Entertainment Limited, are no longer applicable.

COVID-19 Developments

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects into the third quarter of 2022.

Our operations remain significantly impacted by travel restrictions and quarantine requirements. On June 23, 2022, the Macau government issued a closure order for entertainment venues which did not include casinos. Effective from July 11, 2022, the Macau government issued a further order whereby from July 11 until July 18, 2022 all entities performing industrial and commercial activities, including gaming activities, were required to suspend operation, except for those in categories of activity deemed essential to the community and to the day-to-day lives of the members of the public. These restrictions were further extended until July 23, 2022 and our casino was closed for a total of 12 days. From July 23, 2022, we were able to resume operations, subject to strict health and pandemic prevention requirements. From August 2, 2022, all restrictions were lifted, subject to certain guidelines set by Macau’s Center for Disease Control and Prevention. The validity of nucleic acid tests to enter Macau vary from time to time and is currently set at 48 hours for entry from Zhuhai, and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they are eligible and have been approved for an exemption.

Uncertainty around COVID-19 outbreaks will continue into 2022 with travel bans or restrictions, visa restrictions and quarantine requirements being key factors impacting 2022 performance. We remain confident in the pent-up demand for Macau as an international tourism destination and believe in a strong recovery once travel restrictions are relaxed.

The construction of Studio City Phase 2 continues to progress. In May 2022, the Macau government granted a further extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended from December 27, 2022 to June 30, 2023. We will be monitoring the markets closely to determine the appropriate time to open and currently anticipate phasing the opening beginning in the second quarter of 2023. This project will complement our existing offering of ‘next-generation’ world-class entertainment and further enhance the Studio City brand. Designed by renowned international architecture firm Zaha Hadid Architects, Studio City Phase 2 will offer approximately 900 additional luxury hotel rooms and suites, an additional indoor/outdoor water park which is expected to be one of the largest in the world, a Cineplex, multiple fine-dining restaurants, and a total of approximately 1,100 square meters of state-of-the-art MICE space. Furthermore, the expansion will also feature a hotel tower under the W Hotel brand in partnership with Marriott International.

Studio City Investments Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022

Page
Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Studio City Investments Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$799,967	$496,567
Accounts receivable, net	274	247
Receivables from affiliated companies	23,054	37,956
Inventories	5,433	5,828
Prepaid expenses and other current assets	25,178	41,624

Total current assets	853,906	582,222

Property and equipment, net	2,624,793	2,464,417
Intangible assets, net	2,063	2,777
Long-term prepayments, deposits and other assets	74,591	69,175
Receivable from an affiliated company, non-current	5,358	3,325
Restricted cash	129	130
Operating lease right-of-use assets	13,112	14,588
Land use right, net	109,766	112,114

Total assets	$3,683,718	$3,248,748

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$511	$211
Accrued expenses and other current liabilities	121,039	145,979
Income tax payable	4	4
Payables to affiliated companies	127,312	110,563

Total current liabilities	248,866	256,757

Long-term debt, net	344,414	128
Payable to an affiliated company, non-current	2,062,160	2,059,220
Other long-term liabilities	20,902	17,771
Deferred tax liabilities, net	493	—
Operating lease liabilities, non-current	12,973	14,797

Total liabilities	2,689,808	2,348,673

Equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,617,155	2,327,155
Accumulated other comprehensive (loss) income	(8,075)	1,365
Accumulated losses	(1,597,812)	(1,411,505)

Total Studio City Investments Limited shareholder’s equity	1,011,268	917,015
Noncontrolling interests	(17,358)	(16,940)

Total equity	993,910	900,075

Total liabilities and equity	$3,683,718	$3,248,748

Studio City Investments Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Operating revenues:
Revenue from casino contract(1)	$(17,366)	$1,807	$(26,005)	$3,040
Rooms	3,764	11,386	10,039	20,992
Food and beverage	3,862	7,187	9,346	14,075
Entertainment	205	751	304	973
Services fee	5,463	6,364	11,182	13,167
Mall	1,851	3,239	4,554	6,569
Retail and other	333	466	684	884

Total operating revenues	(1,888)	31,200	10,104	59,700

Operating costs and expenses:
Costs related to casino contract(1)	(6,218)	(5,901)	(12,242)	(11,600)
Rooms	(2,643)	(3,201)	(5,592)	(6,111)
Food and beverage	(5,905)	(6,927)	(13,079)	(14,076)
Entertainment	(611)	(721)	(1,168)	(1,262)
Mall	(1,106)	(995)	(2,062)	(1,978)
Retail and other	(256)	(403)	(631)	(764)
General and administrative	(21,333)	(22,450)	(41,955)	(46,731)
Pre-opening costs	(604)	(490)	(946)	(733)
Amortization of land use right	(824)	(832)	(1,651)	(1,665)
Depreciation and amortization	(29,656)	(29,893)	(59,460)	(59,455)
Property charges and other	(358)	(3,925)	(3,421)	(3,783)

Total operating costs and expenses	(69,514)	(75,738)	(142,207)	(148,158)

Operating loss	(71,402)	(44,538)	(132,103)	(88,458)

Non-operating income (expenses):
Interest income	1,264	567	1,567	1,427
Interest expenses, net of amounts capitalized	(25,559)	(22,028)	(49,451)	(51,102)
Other financing costs	(104)	(1,125)	(207)	(2,846)
Foreign exchange (losses) gains, net	(2,461)	(893)	(6,143)	596

Total non-operating expenses, net	(26,860)	(23,479)	(54,234)	(51,925)

Loss before income tax	(98,262)	(68,017)	(186,337)	(140,383)
Income tax credit (expense)	119	(477)	(494)	(552)

Net loss	(98,143)	(68,494)	(186,831)	(140,935)
Net loss attributable to noncontrolling interests	289	901	524	1,805

Net loss attributable to Studio City Investments Limited	$(97,854)	$(67,593)	$(186,307)	$(139,130)

(1)

As a result of the amendments made to the agreement for the operation of the Studio City Casino announced on June 23, 2022, certain revenues and operating costs of the Company were previously captioned as i) revenue from provision of gaming related services and are now captioned as revenue from casino contract; and ii) costs for provision of gaming related services and are now captioned as costs related to casino contract.

Studio City Investments Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(23,752)	$1,150	$(78,617)	$(62,873)

Cash flows from investing activities:
Acquisition of property and equipment	(87,225)	(75,176)	(248,740)	(159,139)
Funds to an affiliated company	(330)	(3,018)	(722)	(3,171)
Proceeds from sale of property and equipment	—	1,418	7	1,418
Placement of bank deposits with original maturities over three months	—	(278,700)	—	(278,700)

Net cash used in investing activities	(87,555)	(355,476)	(249,455)	(439,592)

Cash flows from financing activities:
Payments of deferred financing costs	(795)	(79)	(5,426)	(79)
Capital contribution from shareholder	290,000	—	290,000	—
Proceeds from long-term debt	—	—	350,000	—
Funds from an affiliated company	—	352,400	—	471,126

Net cash provided by financing activities	289,205	352,321	634,574	471,047

Effect of exchange rate on cash, cash equivalents and restricted cash	(1,264)	953	(3,103)	(753)

Increase (decrease) in cash, cash equivalents and restricted cash	176,634	(1,052)	303,399	(32,171)
Cash, cash equivalents and restricted cash at beginning of period	623,462	540,624	496,697	571,743

Cash, cash equivalents and restricted cash at end of period	$800,096	$539,572	$800,096	$539,572

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(1)	$(1)	$(45,416)	$(43,922)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(726)	$(734)	$(726)	$(734)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$(1,343)	$(2,575)	$(1,343)	$(2,575)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$28,404	$13,829	$95,226	$64,985
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$9,910	$6,572	$15,286	$10,915
Change in accrued expenses and other current liabilities related to deferred financing costs	$(1,495)	$—	$629	$—

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	June 30,	December 31,
	2022	2021
Cash and cash equivalents	$799,967	$496,567
Non-current portion of restricted cash	129	130

Total cash, cash equivalents and restricted cash	$800,096	$496,697

F-4